Exhibit 12
Campbell Soup Company
Ratio of Earnings to Fixed Charges
($ millions)

	Fiscal Year Ended
	July 30, 2017	July 31, 2016	August 2, 2015	August 3, 2014	July 28, 2013
Earnings
Earnings from continuing operations before taxes	$1,293	$849	$949	$1,148	$1,349
Amortization of capitalized interest	3	3	4	4	4
Fixed charges	132	133	129	144	159
Interest capitalized	(2)	(3)	(3)	(2)	(3)
Earnings	$1,426	$982	$1,079	$1,294	$1,509

Fixed Charges
Gross Interest:
Interest expense	$112	$115	$108	$122	$135
Capitalized interest	2	3	3	2	3
Amortization of debt issuance costs	—	—	2	3	3
Interest portion of rent	18	15	16	17	18
Fixed Charges	$132	$133	$129	$144	$159

Ratio of Earnings to Fixed Charges	10.8	7.4	8.4	9.0	9.5

The ratios of earnings to fixed charges were computed by dividing our earnings by fixed charges. For this purpose, earnings include the sum of earnings from continuing operations before taxes, amortization of capitalized interest, and fixed charges, less capitalized interest. Fixed charges include interest expense, capitalized interest, amortization of debt expenses and one-third of rent expense, which represents a reasonable approximation of the interest factor. Beginning in fiscal 2016, amortization of debt issuance costs is included in interest expense. All amounts are on an as reported basis.
In the fiscal years ended 2017, 2016, 2015, 2014, and 2013, we incurred pre-tax losses/(gains) of $(178), $313, $138, $31, and ($285), respectively, associated with mark-to-market adjustments for defined benefit pension and postretirement plans. In the fiscal years ended 2017, 2016, 2015, 2014, and 2013, we recorded pre-tax restructuring charges, administrative expenses and related costs of $58, $78, $124, $58, and $138, respectively. In fiscal year 2017, we recorded a non-cash impairment charge of $212 related to the intangible assets of the Bolthouse Farms carrot and carrot ingredients reporting unit and the Garden Fresh Gourmet reporting unit and a reduction to interest expense of $6 associated with the sale of intercompany notes receivable to a financial institution. In fiscal year 2016, we recorded a non-cash impairment charge of $141 related to the intangible assets of the Bolthouse Farms carrot and carrot ingredients reporting unit and a pre-tax gain of $25 from a settlement of a claim related to the Kelsen acquisition. In fiscal year 2014, we recorded a pre-tax loss of $9 on foreign exchange forward contracts used to hedge the proceeds from the sale of the European simple meals business. In fiscal year 2013, we recorded pre-tax transaction costs of $10 associated with the acquisition of Bolthouse Farms.